Exhibit 99.1

Corporación América Airports S.A. Reports December 2023 Passenger Traffic

Total passenger traffic up 10.3% YoY, reaching 96.2% of December 2019 levels

Full Year 2023 passenger traffic at 96.4% of 2019

LUXEMBOURG--(BUSINESS WIRE)--January 17, 2024--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 10.3% year-on-year (YoY) increase in passenger traffic in December 2023, reaching 96.2% of December 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Dec'23	Dec'22	% Var.	2023	2022	% Var.
Domestic Passengers (thousands)	3,854	3,480	10.7%	45,679	37,791	20.9%
International Passengers (thousands)	2,293	1,976	16.1%	28,362	21,334	32.9%
Transit Passengers (thousands)	600	658	-8.8%	7,106	6,451	10.1%
Total Passengers (thousands)	6,747	6,114	10.3%	81,147	65,576	23.7%
Cargo Volume (thousand tons)	36.1	32.5	11.0%	370.2	343.1	7.9%
Total Aircraft Movements (thousands)	71.5	68.8	3.9%	849.5	738.2	15.1%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Dec'23	Dec'19	% Var.	2023	2019(1)(2)	% Var.
Domestic Passengers (thousands)	3,854	4,093	-5.9%	45,679	47,589	-4.0%
International Passengers (thousands)	2,293	2,193	4.6%	28,362	28,216	0.5%
Transit Passengers (thousands)	600	729	-17.7%	7,106	8,353	-14.9%
Total Passengers (thousands)	6,747	7,016	-3.8%	81,147	84,158	-3.6%
Cargo Volume (thousand tons)	36.1	36.4	-0.8%	370.2	424.8	-12.8%
Total Aircraft Movements (thousands)	71.5	71.5	0.0%	849.5	857.9	-1.0%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 10.3% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 96.2% of December 2019 levels, with all countries except Brazil, Italy and Uruguay above pre-pandemic. International passenger traffic surpassed pre-pandemic levels of December 2019 by 4.6%, while domestic traffic stood at 94.1% of December 2019 levels.

In Argentina, total passenger traffic continued to recover in December, increasing by 14.9% year-over-year (YoY) and surpassing pre-pandemic volumes by 5.7%. Domestic traffic was 9.9% higher than the levels in December 2019, while International traffic continued to recover month after month and reached 97.7% of pre-pandemic levels.

In Italy, passenger traffic grew by 11.3% compared to the same month in 2022, reaching 95.0% of December 2019 levels, up from the 92.7% recorded in November. International passenger traffic, which accounted for over 75% of the total traffic, was at December 2019 levels, while domestic passenger traffic was 18.1% below pre-pandemic levels. Although total traffic is still below pre-pandemic levels, Florence airport exceeded December 2019 traffic volumes.

In Brazil, total passenger traffic increased slightly by 0.1% YoY, reaching 84.4% of December 2019 levels, down from the 85.2% recorded in November. Domestic traffic, which accounted for over 60% of the total traffic, reached 87.4% of pre-pandemic levels, while transit passengers stood at 78.1% of December 2019 levels, a decrease from the 85.4% recorded in November. Traffic in Brazil remained impacted by financial and aircraft constraints in some local airlines.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 23.2% YoY, reaching 97.3% of pre-pandemic levels of December 2019. However, passenger traffic increased sequentially on an absolute basis.

In Ecuador, passenger traffic increased 6.4% YoY and surpassed slightly pre-pandemic volumes by 0.5%. While domestic passenger traffic exceeded pre-pandemic levels by 2.0%, International traffic reached 99.4% of December 2019 levels.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 8.2% YoY and surpassing the pre-pandemic levels of December 2019 by 59.9%.

Cargo Volume and Aircraft Movements

Cargo volume increased 11.0% YoY and reached 99.2% of December 2019 levels, or exceeded by 0.6% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Ecuador and Uruguay were above pre-pandemic levels, whereas Argentina stood at 99.1%, Italy at 91.5%, and Brazil at 78.7%. Around 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 3.9% YoY, reaching December 2019 levels, or exceeding by 3.7% when adjusting for the discontinuation of operations in Peru. Aircraft movements were above pre-pandemic levels in Armenia, Uruguay and Argentina, while it stood at 95.6% in Italy, 91.2% in Brazil, and 91.5% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)

	Dec'23	Dec'22	% Var.	2023	2022	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,822	3,327	14.9%	43,672	33,773	29.3%
Italy	491	441	11.3%	8,162	6,696	21.9%
Brazil	1,487	1,486	0.1%	17,101	15,749	8.6%
Uruguay	185	150	23.2%	1,951	1,437	35.8%
Ecuador	382	359	6.4%	4,840	4,229	14.5%
Armenia	381	352	8.2%	5,421	3,692	46.8%
TOTAL	6,747	6,114	10.3%	81,147	65,576	23.7%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	18,844	16,197	16.3%	191,815	181,667	5.6%
Italy	1,059	1,256	-15.7%	12,939	14,911	-13.2%
Brazil	6,442	6,468	-0.4%	66,634	57,839	15.2%
Uruguay(2)	2,721	2,561	6.2%	31,180	32,114	-2.9%
Ecuador	3,567	2,641	35.1%	33,812	33,259	1.7%
Armenia	3,454	3,394	1.8%	33,852	23,338	45.0%
TOTAL	36,087	32,517	11.0%	370,232	343,128	7.9%
Aircraft Movements
Argentina	40,212	37,308	7.8%	458,594	384,732	19.2%
Italy	4,796	4,358	10.1%	77,929	68,893	13.1%
Brazil	13,257	13,708	-3.3%	158,408	144,611	9.5%
Uruguay	3,612	3,427	5.4%	31,986	27,871	14.8%
Ecuador	6,500	6,652	-2.3%	78,483	76,952	2.0%
Armenia	3,102	3,341	-7.2%	44,073	35,152	25.4%
TOTAL	71,479	68,794	3.9%	849,473	738,211	15.1%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)

	Dec'23	Dec'19	% Var.	2023	2019	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,822	3,614	5.7%	43,672	43,405	0.6%
Italy	491	517	-5.0%	8,162	8,239	-0.9%
Brazil	1,487	1,761	-15.6%	17,101	19,059	-10.3%
Uruguay	185	190	-2.7%	1,951	2,182	-10.6%
Ecuador	382	380	0.5%	4,840	4,497	7.6%
Armenia	381	238	59.9%	5,421	3,196	69.6%
Peru		316	-	-	3,579	-
TOTAL	6,747	7,016	-3.8%	81,147	84,158	-3.6%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	18,844	19,011	-0.9%	191,815	227,970	-15.9%
Italy	1,059	1,158	-8.5%	12,939	13,192	-1.9%
Brazil	6,442	8,180	-21.3%	66,634	91,241	-27.0%
Uruguay(2)	2,721	2,582	5.4%	31,180	29,132	7.0%
Ecuador	3,567	3,043	17.2%	33,812	38,006	-11.0%
Armenia	3,454	1,906	81.2%	33,852	20,065	68.7%
Peru	-	509	-	-	5,164	-
TOTAL	36,087	36,388	-0.8%	370,232	424,769	-12.8%
Aircraft Movements
Argentina	40,212	36,875	9.0%	458,594	447,247	2.5%
Italy	4,796	5,016	-4.4%	77,929	78,952	-1.3%
Brazil	13,257	14,541	-8.8%	158,408	161,775	-2.1%
Uruguay	3,612	3,136	15.2%	31,986	29,662	7.8%
Ecuador	6,500	7,101	-8.5%	78,483	82,374	-4.7%
Armenia	3,102	2,244	38.2%	44,073	27,430	60.7%
Peru	-	2,572	-	-	30,473	-
TOTAL	71,479	71,485	0.0%	849,473	857,913	-1.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716